1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: March 23, 2015	By	/s/ Lora Ho

Lora Ho

Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited

2015 Submission Period

This is to announce that Taiwan Semiconductor Manufacturing Company Ltd’s (“the Company”) (NYSE:TSM) 2015 Submission Period applicable to ADR holders of the Company for the submission of proposed resolutions or nomination of candidates for directors will start from April 13 to April 20, 2015 (Note). All submissions must be submitted within this period. For all enquiries, please contact Citibank Shareholder Services at 1-877-CITI-ADR (248-4237).

Note:	There are eight directors (including five independent directors) to be elected at this year’s Annual Shareholders’ Meeting.